Filed by NextGen Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Xos, Inc.

Commission File No. 001-39598

The following is a transcript of a webcast discussion involving several officers of Xos, Inc., as part of an ICR De-SPAC webinar hosted by Wedbush Securities Managing Director and Technology Analyst Dan Ives, held on Tuesday, July 13, 2021 at 11 a.m., Eastern Time, which is available for replay at: https://icr.swoogo.com/De-SPAC_Xos.

Ashish Gupta:

Hello, and thank you for joining us for the ICR De-SPAC webinar, featuring XOS, hosted by Dan Ives. We are pleased to have XOS’ CEO Dakota Semler, COO Gior Sordoni, CTO Rob Ferber, and Wedbush Managing Director and Technology Analyst Dan Ives. The event will include a brief video of a ride and drive followed by Q&A with Dan, a video featuring XOS partner Loomis, and ending with interactive Q&A from audience members. We enjoy audience participation. Please submit your questions to the website. I’d like to briefly introduce the panelists. Dakota Semler is co-founder and CEO of XOS. Before founding XOS, Dakota spent nearly a decade owning and managing fleets.

Ashish Gupta:

Giordano Sordoni is also a co-founder of XOS and is the company’s COO. Like Dakota, Giordano also managed fleets prior to starting XOS. Rob Ferber is the company’s Chief Technology Officer and leads technology and engineering functions at XOS. Rob is an EV expert, having been on the founding team of Tesla and an early investor and employee at AC Propulsion. Kingsley Afemikhe is XOS’ CFO. He previously worked in investment banking and was most recently group head of strategy at [inaudible 00:01:20]. Lastly, Dan Ives is Managing Director and Senior Technology Analyst at Wedbush Securities, and is known as a thought leader for his forward looking research. I once again want to remind you that you can submit questions through the website, and we look forward to your participation. With that, we will begin with a short video.

Dakota Semler:

Welcome to the ride and drive. We’re going to walk through one of the XOS medium duty vehicles that we’ve built and have operating on the roads with customers today. I’ll highlight a few different features that we have on the vehicle, and then we’ll actually take it around the block where you get to see the vehicle in operation. Starting over here on this side of the vehicle, we have our charge port connector where a driver will actually plug in the vehicle every night when they go to bring the vehicle back to its depot. And then as we make our way around the front, you’ll actually see a few other features, including our forward facing cameras and our radar sensors. These are incredibly important tools, and they’re really the backbone of our safety systems on the vehicle. This is becoming increasingly important, not just for parcel delivery operators, but for fleets of all types.

Dakota Semler:

They’re not just concerned about the total cost of ownership of the vehicle. They want to make sure that all of their drivers are operating the safest vehicles on the road. So we’re increasingly seeing the need for all of our safety features across different vehicle platforms. And then as we come back around, I’ll just point out this specific body. This is a parcel delivery body that has a thousand cubic feet. So it can fit cargo or freight or different packages that are used for e-commerce or home delivery. This platform, the MDX platform, has a variety of different options and use cases. This one has a 178 inch wheel base, but we have various different configurations for different customers, including parcel delivery, linen and uniform rental, vocational customers, as well as a wide array of other features. Now we’ll hop in and we’ll go for a little spin.

Dakota Semler:

Just get my seatbelt on here and then we’ll go ahead and turn the vehicle on. Now, one of the unique benefits of electric vehicles is that there’s no idling noise. Drivers will get into the vehicle and they’ll see immediately that it’s already better than a diesel vehicle. Whereas in a diesel powered medium duty vehicle, you’re going to be experiencing the full noise of the engine, all of the actual impacts of the emissions coming into the cabin or the compartment, and ultimately just a less comfortable place to work for drivers. We’ll make our way around the block and show you some of the features in operation that our drivers get to utilize as they’re operating these vehicles.

Dakota Semler:

So as we get onto one of the streets here, just to point out a couple of different safety features and things that drivers have really come to appreciate in our vehicle platform. When we were diesel fleet operators, we saw how frustrating it can be to have your vehicle ultimately not have visibility around you. Whether that be in our medium duty or heavy duty platforms, we’ve utilized those camera systems to be able to actually show the driver the different environments that they’re operating in. So whether you’re operating in a neighborhood like this one, in an industrial park, or in a city center, we have that visibility now afforded to customers. What you’ll see on our 360 camera is that drivers have that visibility as they’re driving, when they’re parking the vehicle, unloading the vehicle, or when they’re returning the vehicle back to their base. So they never have to be concerned around whether there’s pedestrians or other obstacles around them.

Dakota Semler:

So in addition to the vehicles that we have operating in Southern California, we’ve also deployed vehicles across the country. That gives us an incredible amount of data and learning from actually deploying vehicles in customer fleets. By having vehicles in extreme cold weather environments and icing conditions, as well as warm weather environments and extreme heat environments, which is California and Texas, we’ve really been able to ensure that these vehicles meet the needs of our customers. One of the ways we’ve responded to that is actually by developing a training platform for those customers. As we deploy vehicles with new fleets, they get onboarded onto our XOS training platform for drivers, technicians, fleet managers, and others who are working with the vehicle. That means that they’re actually familiar with to how operate the vehicle, how to safely maintain the vehicle, and ultimately, how to optimize and drive it in the most efficient way possible.

Dakota Semler:

What we’ve learned through deploying vehicles in the field is that drivers can actually have over a 20% impact on the range of the vehicle. So by training them on driving, not just safely but efficiently, we can actually make the driver and the fleet more efficient. And as we come back into the parking lot, I’ll highlight one other feature that drivers have really come to appreciate in our electric vehicles, the regenerative braking. As you may have noticed, I didn’t use the brake to slow down and enter the parking lot. The regenerative braking is a feature that we use our battery system to actually recuperate energy from the inertial motion of the vehicle, where we actually charged the battery back up. That not only makes the vehicle more efficient, but it makes it easier for drivers to operate it. It slows the vehicle down and makes them able to drive it with really one pedal, as opposed to two, where you find in a traditional diesel vehicle.

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Dakota Semler:

There we are. We’ll put the vehicle back in park and our parking brake on, and then we’ll have back in for the rest of this day. Thanks everybody.

Dan Ives:

Well, thank you. And that was a great video and super insightful. I think it really just kicks off this Q&A session for everyone to get to really understand the story and really dive into it. Maybe I’ll start off for Gior and Dakota to talk about the TCO analysis. When you think about XOS compared to traditional diesel, maybe just take it from a top down.

Dakota Semler:

Yeah. Absolutely. So Dan, when we got started and we first founded XOS, we knew as fleet operators, the single most important thing to fleet operators is going to be that total cost of ownership. Ultimately, as they make transitions to new technology, they want to ensure that whatever technology they’re deploying is going to be the best ROI for their fleet. And so we knew we had to build a platform and we had to build a vehicle that was ultimately going to be able to deliver on that. Now, when we consider TCO and when most fleets consider TCO, they’re thinking of really three main components, the acquisition cost of the vehicle, the cost of service or maintain the vehicle and that maintenance expense, and then the fuel cost to that vehicle, or in our case, the actual energy or charging cost, and that includes the infrastructure.

Dakota Semler:

When fleets are evaluating diesels, they generally know their acquisition price, they’re very familiar with that. They know the efficiency of that vehicle, and they ultimately know the fuel cost. When they’re testing new electric vehicles, what a lot of fleets are really accustomed to is having a vehicle price that’s in line with diesel. So our vehicles today represent a small premium anywhere from about five to 25% to what a diesel vehicle costs. However, the savings from reduced maintenance and the reduced fueling costs or charging costs actually contributes to a lower overall TCO. Now what’s important about that is that fleets are looking to save money in the early part of the life of that vehicle.

Dakota Semler:

So you can’t get by with a vehicle that’s 50 or a 100% premium to diesel. They want something that’s going to be slightly more expensive, but ultimately going to be much more cost-effective to operate. And historically TCO has been a metric that was monitored pretty closely by some of the larger fleets, big parcel delivery companies or LTL companies. But now it’s a tool that almost everybody is using, everybody from five, 10 truck fleet operators, all the way up to the mega fleets that are operating over a hundred thousand vehicles. So this has become a big part of their purchasing process and how they evaluate new technology. What XOS has done is since we’ve started engineering and validating our vehicles and bringing them into production, we focused on the areas that were going to allow us to achieve that TCO savings in under five years.

Dakota Semler:

So we took the most cost intensive areas of the vehicle, including the battery system, the software that controls all the battery system and the powertrain, as well as that modular chassis platform that I described previously in the ride and drive video. And those are the things we engineered in house. Now, we still work with tier one suppliers, such as our battery cell supplier, or our frame rail supplier, but we’re leveraging our engineering and our proprietary processes to get something that’s going to be priced affordably. So in that realm of five to 25% premium to diesel vehicles, while still maintaining efficiency that’s going to reduce their maintenance cost and reduce their feeling cost.

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Dan Ives:

Great. Maybe just to hit on that, how have the conversations with potential customers changed today, versus if we go back a year ago, 18 months ago, relative to what we’re seeing on just the broader move to electric vehicles, of course on consumer, but more and more in commercial.

Dakota Semler:

Yeah, that’s a great question. I’ll start even further back. When we first started the company, it was just about education and it was about teaching fleets the capabilities of electric trucks. And that’s why we built an 80,000 pound vehicle that could be entirely electric, to demonstrate the capabilities of the powertrain and the capabilities of the battery system. And fast forward to about two years ago, year and a half ago, fleets were very interested and increasingly wanted to deploy vehicles in their fleet. But still I’d say evaluating those early stage opportunities, maybe anywhere from two to 20 vehicles at a time, taking them into their fleet testing them, verifying that they’re going to be as durable, verifying that they’re going to run and may be able to maintain them in their fleet operations, that even in the last two years has shifted dramatically. Now fleets believe that electric vehicles are coming particularly in the last mile and in the vocational segments.

Dakota Semler:

And it’s a question of how quickly do they change over their fleet? So most of our customers that we’re working with, and as well as other fleets that are not our customers yet, are already see the writing on the wall from the emissions regulations. They’re already getting ready all of the infrastructure to support charging of these vehicles. Now it’s just a matter of how do we phase out some of our existing diesel vehicles and how do we manage that transition? Which places are we going to do at first? Are we going to go on the West Coast, on the East Coast, Midwest? Where are we going to think about our route planning? But I’d say even in the last year and a half, it’s shifted dramatically. And a lot of that has been driven by the shift to e-commerce and the growth in e-commerce, but I’d say it’s been even more exacerbated and the growth has blown up even further because of the pandemic.

Dakota Semler:

So many of us were forced to order groceries at home or order our consumer goods or packages at home. That really has, I’d say, encouraged adoption amongst a group of folks that historically may not have adopted e-commerce as quickly as possible. And that’s just driving the demand for last mile delivery vehicles through the roof. Why that’s important is instead of shipping parcels or envelopes or mail like we used to ship, now we’re shipping things like toilet paper or groceries that are incredibly volumetrically intense. So a single household might receive several cubic feet of cargo every single day. That means the vehicles are actually getting bigger, not smaller. So to service the same route or the same length of travel in one of these vehicles, you actually need more volume, more density. And that’s why we’ve seen a lot of these fleets really transition to these larger vehicles that we’re building in a medium duty class, as opposed to those class two vehicles that are really cost effective and affordable.

Dakota Semler:

But if you’re going to try and get the same volume and route density out of one of those vehicles, you’re ultimately going to need two drivers, which is the most cost intensive part of operating a fleet.

Dan Ives:

Great. And maybe Gio, to get your thoughts too. Has it changed? Of course you talked about FedEx and some of the customers that you’ve brought on. Has that really changed the dialogue with customers that are now more and more looking at fleets in terms of conversion?

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Giordano Sordoni:

Yeah, absolutely. And one of the things that I would point out in addition to what Dakota just mentioned is we’re seeing really strong signals, both from governments, as well as from corporate boardrooms that are now setting targets and saying, “Hey, look, we’re not going back. We’re going to go to zero emissions by the year, anywhere from 2030 to 2050 in some cases.” So it’s really not just corporations, but a groundswell of governments, both local and at federal levels across the world that have made these commitments. And so it feels different than it did four years ago. And in some cases we’ve even seen brands pushing their transportation providers to go electric.

Giordano Sordoni:

Oftentimes, some of these transportation providers are somewhat dislocated. But we’ve actually seen brands say, “No, we’re going to actually go into our supply chain and make sure that trucks that can go electric are making those moves to go electric.” And so as people make this shift, I would say that fleets are getting more sophisticated and understanding that it takes more than just specking out and purchasing an electric truck. We’re getting involved with a lot of our fleet customers and helping them think through their charging and energy infrastructure, and how to make that transition from diesel or gas to electric as smooth as possible.

Dan Ives:

Great. And then, Kingsley, walk us through the model. When we think about revenue per unit in 21. And maybe sort of just take us through sort of the business model. Especially when we look out over the next six, 12 months, and how this is going to ramp and really just sort of the strategic sort of view when we look at the coming years?

Kingsley Afemikhe:

Absolutely Dan. Great to be here as well. So we have trucks on the road. We delivered trucks last year and the year before, and we will deliver 116 trucks this year, zero emission trucks, to our customers. And next year we’ll deliver 2,007 trucks, and the year after that, we will deliver roughly 8,700 trucks. So we’re really ready to scale with our proven technology on the road today.

Kingsley Afemikhe:

If you look at the deliveries we had last year and this year, the bulk of those have been in the medium duty vehicles space and also our powertrain solutions. And we’re really excited to develop and bring on markets some of our chassis cab products and our heavy diesel product stats, a traveling last mile use cases.

Kingsley Afemikhe:

What we find in all our deliveries we had last year is that we were gross margin positive on a per unit basis, which is very impressive. Even though we had a relatively small number of deliveries, we had 17 deliveries last year. And as we scale up investments in our business, post this transaction, investing specifically in manufacturing, that we will see that increase in deliveries and we’ll have the inflection point to profitability. In 2023, we will be operating cashflow positive, EBITDA positive. In 24, we will be free cashflow positive.

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Kingsley Afemikhe:

Now on a high level, how we think about this market is we think that it’s an exciting and growing market. And we see the ASP’s over time, going down as a supply chain builds out. I’ll talk a less a little bit about short-term supply chain disruptions and how we’re coping with that. And so how we think about our model is a cost plus model where we have a very detailed bill on materials and we have a target margin on top of that. As the supply chain builds out, particularly with things like battery cells, we will see the overall cost of the [inaudible 00:18:34] reduce some time and we’ll pass that on to our customers. And we have that built into our model and built into our assumptions.

Kingsley Afemikhe:

We’re confident about our margin assumptions irrespective of what happens quarter and quarter for three reasons. The first reason is this is a service business where we take the challenges of electrification and really turn them into opportunities for our business, and that includes things like helping people charging infrastructure, telematics, and software, which we’re really excited about and other solutions like financing. That positive business would be a larger part of our revenue contribution in the 23-25 time period. And it has a higher margin profile than the vehicles and supporting the margins there. As I said already, we’re gross margin positive. And when you look at the construct of an electric vehicle, it is really different in many ways from that of a traditional diesel vehicle and helping us to retain some of that margin.

Kingsley Afemikhe:

The final point I’ll make there is about coal technology. When Dakota and Gio founded the company, they made certain key pivotal strategic decisions. One of which is to develop our own in-house battery technology. So we make all of the tech around outside of the cell, I’m sure the guys will talk through it. What that means as a company, is that we can retain a loss of that margin, which most of our competitors are paying out to other suppliers, we supply them with battery technology.

Dan Ives:

Yeah. That a great sort of overview of the model. But I think really, I want to hit on that last point, Dakota, what Kingsley talked about in terms of the battery technology. Let’s hone in on that. When you look at XOS and you look into competitive differentiation, just talk about what Kingsley just hit on from a battery technology perspective and why that’s so important, especially, competitively.

Dakota Semler:

Yeah. So I’ll start and I want to bring in Rob here because Rob is really the brains behind it all. Rob’s our CTO and ultimately has been building lithium ion battery systems since the early days at AC Propulsion and Tesla. So his experience in lithium ion large automotive systems and commercial vehicle pack systems is really unmatched in this industry. But Rob’s a little more humble and it doesn’t always speak to his background and his history, so I wanted to just allude to that. And maybe Rob, you can talk a little bit more in detail about our system and why it’s differentiated from some of the other systems out there.

Rob:

Thank you. I think the first thing to say is trucks are not big cars. You get out of an engineering process what you put into it, and understanding that for a car 0 to 60 in 10 seconds, three seconds, two seconds, depends on how much fun you want to have, is not what the truck drivers want. Our limiting case is climbing from Sacramento to Reno, it’s a long, hour long, continuous uphill fight. You can’t pull over and let the thing cool down every 10 seconds. We also need to make sure that the economics of the truck are not just compelling, that we’re heading in the direction of disruptive. This is very important because no one buys a commercial truck without some banker looking over their shoulders saying, “Does this improve or hurt your bottom line?” We are here to serve the business case and support it, not demonstrate esoteric.

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Rob:

So to do that, we’ve taken a lot of the stuff that’s heavy, expensive, and failure prone out of the battery. We’ve removed the water cooling tubes. People have been talking about some of the automotive products as, “Ooh, they’ve gotten rid of one of the [inaudible 00:22:21] loops.” Well, we have gotten rid of both of them. So we go directly from air, to a heat pump, to air. But it’s a sealed battery box and so we’ve got sealed, conditioned, temperature-controlled dry air as our actual working fluid inside the battery box for heat exchange. It’s lightweight, it’s not corrosive, it’s cheap and it’s extremely effective. So this allows us to have solutions that are better suited to the longevity of the trucking market and better suited to the cost footprints that our customers demand.

Rob:

I’ll also add that 100% of the technology above the cells, we buy them from any of the cell makers. By engineering it, we’ve made those a fungible commodity. It’s not that these companies don’t produce products that are differentiated and have their strengths and weaknesses. They are not generally interchangeable unless you have asked of the engineering process to make it be so. That way we’re able to maneuver when the world throws us curve balls, such as individual factories going offline due to a pandemic, or any number of other things that could come along. We’re able to source from second and third locations. This is actually very important, not just for cost control, but for continuity of supply. Ultimately our customers have a business case. They want a truck. They want it on time and on budget and they don’t care if global supply chains are having a fascinating time. It is our job to engineer around those problems and we’ve done so.

Rob:

So everything above the cell level is our technology, our manufacturing, our quality control. The trucks ultimately are the product and the truck bears our name. The other point too is, the battery system in the trucks is segmented. Now I personally have a philosophy of if you’ve got a problem with the vehicle, make sure that you can accumulate anything that are small maintenance items until the next regularly scheduled maintenance window. If you have to roll a truck to deal with the truck, the customer’s got an unscheduled event, the truck is not doing what it’s supposed to be doing and we’ve got the high cost footprint of having to scramble a field team on short notice. Rather than dealing with all of that, we’ve made sure that certain types of events that are predictable can be handled either anticipated and scheduled for or handled when the next maintenance window comes up.

Rob:

Batteries, for example. I don’t care, but if something goes wrong with a battery and I’m not talking about the battery getting existential and saying, “I’m unhappy with life.” I’m talking about, “Oops, the forklift operator backed into it.” It’s not a serious enough incident to require us to immediately examine the battery, but it’s something that we don’t trust it until it’s actually checked. That particular battery puts itself in safe mode and you can continue driving. That’s the kind of power we bring to our customers because the goal isn’t just to match the performance of diesel, it has to far exceeded.

Dan Ives:

That’s a great overview. Thanks for that, Rob. Especially given your background from EV, really from the beginning. Maybe going to what Rob just said, I don’t know if it’s Rob, Dakota, Gio, everyone could sort of hit on it. Can you sort of provide overview of XOS vehicles specs, especially across the different classes, 5 through 8 and just maybe just go through them, sort of giving a little deeper dive?

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Dakota Semler:

Yeah, absolutely. So, I’ll start at the lower end, class 5-6 really is where a majority of the parcel delivery vehicles or some of your cash and transit vehicles are located. And those vehicles have a GVWR gross vehicle weight rating anywhere from 19-5, all the way up to 26,000 pounds. Overall, those vehicles have relatively similar efficiencies around one kilowatt hour per mile. And so it really depends on the range of the customer and how much they’re delivering to determine the battery size for those vehicles. So on our parcel delivery vehicles, very common to see 120 kilowatt hour battery all the way up to some of your bakery or beverage delivery vehicles in that class, getting up to a 240 kilowatt hour battery, which will afford you about 200 miles of range. So those vehicles are generally what we refer to as our medium duty category.

Dakota Semler:

And then when you’re looking up towards class 8, the tail end of class 9 is really in an 80,000 pound tractor. So that tractor is going to be, in most cases, doing a 100 to 150 miles a day in the last mile and middle mile operations. In some cases it’ll go up to 200 miles. Our largest class 8 vehicle that we’ve built to date has gotten range up to about 300 miles. But for most of our customers’ purposes, we’re generally hovering right around that 150 to 200 range. Depending upon the weight and the payload and the drive cycle of that vehicle, the battery packs on board can get up to about 480 kilowatt hours. So it’s a sizeable battery pack that ultimately is going to get them the range that they need.

Dakota Semler:

Now, just to be very clear, this is a part of the class 8 market, but it’s not the typical long haul class 8 trucks that you see operating on highways from city to city. This is class 8 vehicles that are operating in city centers. They’re doing deliveries from large distribution centers to smaller distribution centers, grocery deliveries, food and beverage, furniture, cargo, all sorts of LTL and pickup and delivery operations. So that’s a significant portion of that class 8 market, almost 30%, it’s over 20% that actually operates in that category of driving range. And that’s the market segment that we’re going after. So these are all daycab vehicles that are going to have similar specs and performance from a power standpoint to a non-highway class 8 truck, but they’re not going to have the range just because of the infrastructure challenges and ultimately the average daily mileage that those long haul trucks do.

Giordano Sordoni:

And I would just add that’s the common thread across our customers in the segment that we’re targeting. They’re fleet customers that are going 200 miles or less on their daily route. They have some predictability in the routes, they know where they’re going to deliver packages or pick up cash for example and they always returned to the same home base at night and often have 5, 10, 12 hours to plug in and charge overnight. And that makes our job as an OEM, a lot more simple and straightforward. We don’t have to go chase a public charging infrastructure and try to put a charger on every corner of the world. We work with our fleet partners, help them install chargers at their home base in the parking spot where that truck is going to sit overnight anyways. That’s a really important kind of aspect of how we keep focused and how we define the market opportunity.

Giordano Sordoni:

And the other thing that I’ll point out about the class 6 vehicles, and part of the reason that we started there in production is that 26,000 pound GVWR vehicle is as big as you can get before you need a commercial driver’s license. And so those are hydraulic brake vehicles that don’t require air brakes, and they really are the bread and butter for fleets like UPS that need a larger format vehicle because they have the route density, they have the package density, they need more space, but they might not want to push up into that next size for an urban delivery vehicle because it requires more training and more certification on the driver and the labor side.

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Dan Ives:

And Gio, maybe to that point, in terms of the modular nature of the XOS, can you just talk, maybe compare and contrast, why that’s such a big differentiator? And I know Rob, maybe even he could hit on it in terms of from his experience. But yeah, so maybe you could just sort of hit on that, on the modular piece?

Giordano Sordoni:

Yeah, absolutely. And I think this is a really important differentiator, especially as it relates to our battery technology and the X Platform Chassis. So every EV company you talk to talks about modularity. Everybody says, “We have a modular platform.” And what most people mean is that when you order a vehicle, you can have a few different sizes of the battery pack. You can order a vehicle with a 100 kilowatt hours, 150 or 200 kilowatt hours. And that’s really the extent of the modularity, they have different battery packs that they’ll install in the production process. And then you’re kind of stuck with one large battery pack that is one of those sizes that you selected early on.

Giordano Sordoni:

The XOS system is much different. When we talk about modularity, sure, we give the customer an opportunity to choose the size of battery pack they want in increments of either 30 or 60 kilowatt hours. But we go even further than that. Our battery boxes, or X pack, let’s call it a 60 kilowatt hour pack. Each one of those packs has its own cooling, its own battery management system, and it’s already at the system voltage. So one of those 60 kilowatt hour packs can spin the motor and drive the on its own. When a customer orders 120 kilowatt hour vehicle, we have an additional pack. So it’s not just one monolithic structure. It’s actually separate battery systems that can wholly operate independently.

Giordano Sordoni:

And why that’s important. It’s not just in that right sizing upfront and the kind of business development process, but it’s also for service maintenance and repairability over time. So if a truck’s driving down the road 10 years after we sell the vehicle and something goes wrong in one of the battery packs, or let’s say there’s a non-safety related problem, that battery will take itself offline, and the driver can actually keep driving. They can make it back to the depot. They can make it to a service center. They might even decide to keep driving on two or three of their battery packs until that next regularly scheduled service appointment. And so from a functionality and a durability perspective, that’s a huge advantage. And then when that customer brings that vehicle back in, we can replace just one of those battery packs without having to tear up the entire battery system, which is what most of our competitors have to do. And Rob, I’ll pass it to you and let you continue.

Rob:

Yeah. And so I think it’s actually the very truck that you see in the background picture behind me is a good example of our modularity because this variability, this ability to have a battery installed of different capacities was illustrated in one of our very first customers, Lumens. So we sit down and we send our engineers over, we talk about what they do with the vehicle. We follow them around, we come up with a plan. It’s like, “You need this much energy on board.” And so we build them a truck with this much energy on board. Give it to them, they say, “Great. Feels great.” They come back, “It’s not going as far as we wanted it to.” It’s like, “Okay. Let’s figure this out.”

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Rob:

Now we had missed something that was hiding in plain sight. Their drivers don’t have openable windows. They are not allowed to open the door and they’re wearing like 45 pounds of body armor. This means that they don’t need an ordinary air conditioning solution. They need a commercial refrigeration class kind of air conditioning solution and that takes more energy than we budgeted. Not a problem. We’ll add another battery. We add another battery, we redeliver the vehicle, everybody’s happy. This ability to recut the battery capacity, even after vehicle delivery and even multiple times over the life of the vehicle is a critical capability because if we’re going to ask for a decade’s worth of business case and use case stability out of our customers, it’s probably not a product for this decade. This way, we’re able to adapt with the customer to meet the changing needs that they’re facing in the world today.

Dan Ives:

And Rob, could you also touch on the production process? And obviously, you have your main headquarters factory in Los Angeles, but then of course, in Tennessee and other... Can you just hit on that? Just a little bit of the structure.

Rob:

It’s very straightforward. In terms of the vehicles, we’re using quick standup, essentially, micro factories. Now, it’s not micro but understand, with a car, you might have a million units a year that are the exact same configuration. With trucks, it’s more like 10,000 a year in these classes of the exact same configuration. So the economies of scales you can get to by going larger than that are somewhat limited. And this way, we’re able to locate the manufacturing facilities where the customers are and where the supply chain is. So if let’s say for example, it’s today. We’ve got customers, not just necessarily in the United States. We can have a facility in Mexico, we can have a facility in Tennessee and they’re able to serve each other’s markets as well as each domestic market. And that’s very, very important because there’s sometimes advantages to having local content in a product. It gives you an advantage in taxes or marketability or any number of fronts. This way, we’re able to incorporate that but in a localized fashion.

Rob:

The other thing is fleet customers tend to look ahead 12, 18, maybe on the outside, 24 months. If it takes you longer than that to stand up additional manufacturing facilities, how are you going to respond to demand changes? One of the things we’ve had to engineer is our manufacturing strategy so that we’re able to be nimble and add capacity in the locations and in the quantities that we need quickly and efficiently, and on a timeline that is compatible with that of our customers’ ordering cycles.

Dan Ives:

Thanks. Kingsley, can you talk about recurring revenue down the road? When does that start to become maybe more significant for our fractioners?

Kingsley Afemikhe:

Yeah, no, absolutely. I’ll talk through about recurring revenue and maybe I’ll touch on costs as well. I think that’s a relevant conversation.

Dan Ives:

That would be great.

Kingsley Afemikhe:

Yeah, great. So when we think about the fleets as a service solution, and I mentioned, that really has two goals for us. When the challenge is [vertrification 00:37:30], we think an opportunity working with partners, and so we expect to make $11,500 per year of recurring revenue over the life of the vehicle. And so that includes things like telematics, includes things like helping charging infrastructure, helping them with electricity, helping them with new batteries and spare parts. The whole range of services have a different margin profile, but in general, a higher margin profile given the reduction in fixed costs there.

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Kingsley Afemikhe:

There are two things that drive how much that part of the business contributes to our revenue. The first is what proportion of our customers take up their services? And the second is the cumulative number of vehicles that we have on the road. We work with large national accounts and also small or medium fleets. A large national account [inaudible 00:38:22] of our customers like UPS who have a lot of that in house. They have the financing means in house, they can help themselves in charging, but even a fleet that has five or 10,000 vehicles often finds this a significant challenge. And so the more we sell on to small or medium fleets, the more of these services we pass on to these customers. And the numbers I mentioned earlier are a probability weighted number, including assumptions we’ve made for different services and how they’re taken up.

Kingsley Afemikhe:

The second part about that is the point when the number of vehicles we have on the road is such that the cumulative number of revenues is significant, and that’s around the point of 2023, 2024, both fleets as a service becomes roughly 10% of the revenue. In 2025, it will be 15% of the revenue. And that’s one of the contributors to that inflection, that profitability infection that I mentioned earlier, when we see some upside potential in that revenue.

Kingsley Afemikhe:

Going up to costs in particular, the two components of our costs, operating costs is obviously fixed and variable costs, roughly 60% of the costs are fixed and the rest is variable. And when we have that inflection in 2023 is when our number of units deliver at roughly by 800 to 1000 vehicles a month when the profitability is greater than the fixed costs. One of the things that we’re very excited about here at XOS from a capex deployment perspective is our strategy to have smaller, nimbler facilities, where we take rather than having one fixed cost but deploy them as we need over time. So overall, we’ve been very conservative in how we’ve manage costs and thinking about how we deploy it.

Kingsley Afemikhe:

Secondly, I’ll just talk a little bit about supply chain disruptions that we’ve seen in the markets. Clearly we, like many OEMs, have had those challenges over this year and we think most of the challenges are temporary, but we’re being very strategic about how we deploy inventory and how we stock up on key parts. We have all the units we need from sales and also from the microchips for deliveries this year and next year, and we’re working with cell suppliers to make sure we have all the deliveries for the future and we’re confident about that. There are, as you would expect, some expedited shipping and some other incremental costs that we’re having to deal with but we’re confidence in our delivery forecast for this year and we’re coping with this very well.

Kingsley Afemikhe:

I think the final point I’ll make there is this is one of the reasons why we decided to do this back process. Taking the routes of having multiple rounds over 12 to 18 months would significantly limit our ability to be strategic about deploying capital and managing inventory. With the capital we have in this transaction, we can make sure we do so and deliver trucks to our customers.

Dan Ives:

Great. Well, look, this has been super insightful with the team on really better understanding the XOS model and the strategy. And I think I’m going to hand it off now to Kingsley and team. I think there’s another video and then some interactive Q and A from the audience with a Hashish and the team.

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Kingsley Afemikhe:

Yeah, absolutely. So we’re really excited to work with Loomis. Rob already mentioned, we’ve been working on that for a number of years. They are a cash in transit company working throughout here in the US and in Europe, and we’re going to put a video here just talking through how we, with our zero emission solution, have been helping them to deal with many of the sustainability challenges. So we’ll put that on now.

Jenny Palmblad:

My name is Jenny Palmblad and I am the sustainability manager for Loomis. We’re headquartered here in Stockholm, Sweden. Since we transport cash and valuables in society, we have really high standards. To Loomis, it’s really important to run a business that’s long-term sustainable. We understand that most of our carbon emissions come from our transports. When it comes to the kind of vehicles that Loomis operates, they’re huge. We’re talking about 11 tons and more. The collaboration with XOS really started in the US and it’s the first of its kind, the kind of vehicles that we have in place.

Eric Rickard:

I was charged with going out and looking at different organizations and different companies that could provide the product. Some of the other players made a lot of promises, but they were not able to really show a product or deliver a product. Some of the important features that are important to us is the range, certainly the payload capacity, ease of operation, ease of charge. It’s just been a very good vehicle for us. The XOS group is very responsive to any challenges that we face and they’re always there to assist us.

Pat Otero:

One of the other areas that we’re evaluating and looking at with this is anti-idling laws that are starting to come out in several cities across the United States, most notably New York City and the Manhattan area. Our vehicles never turn off for security reasons during the day. Our routes idle for approximately 50% of the time that they’re on the road, so there’s a substantial amount of gasoline or diesel fuel that is burnt not getting anywhere. One of the big advantages of an electric vehicle is there’s no emissions when you’re not moving.

Jenny Palmblad:

Our drivers response to driving the excess trucks is pure joy. It’s silent and it’s easy to drive. There’s no heavy feel to it and we’re talking really big vehicles. We have taken a huge step forward in our endeavors to reduce our carbon emissions from our fleet thanks to the collaboration with XOS. Electrification has a huge impact in terms of decreasing carbon emissions. Basically, you go from 100% to 10%. The electric fleet that we have developed together is a true testament to what innovation can do.

Ashish Gupta:

Great. We’ll now begin audience Q and A. As a reminder, you can submit your questions through the website. Our first question is about your vertical integration. Are there other players in the industry who are as vertically integrated as XOS is?

Dakota Semler:

Happy to start off with this one. Really, when we started looking at vertical integration and what areas we needed to engineer, it became very evident that the most cost intensive areas and ultimately the most durability sensitive areas were the areas we wanted to focus. So we are actually one of very few folks that are building commercial vehicle powertrains in this industry. When you look to a lot of our peers that are in similar categories in medium and heavy duty trucks, folks like Lion and others, they have yet to build battery systems.

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Dakota Semler:

So they’re sourcing automotive battery systems from the likes of BMW or from Romeo Power which were really developed for different use case. And so when we think about vertical engineering, we really have a two to three year headstart versus a lot of the companies in this space, given that we’ve got vehicles on the road with our own XOS battery systems that have been tested for several years now, not just in our engineering and our durability assessments and our proving ground testing, but also with customers, actually being serviced, maintained, driven every single day in the field. So I think that’s a testament to how much we’ve done already on that piece.

Dakota Semler:

And we know from our own experience that it’s not an overnight exercise. Even with all the capital resources, it’s still a multi-year process to validate, engineer and bring a battery system into production and get all of the manufacturing processes into place where you can start putting them onto hundreds or thousands of vehicles.

Ashish Gupta:

Great. Talked about TCO factors, but residual value is also a consideration. Do you expect longer life cycles because of lower wear and tear? Do you plan around building strong residual values?

Dakota Semler:

Absolutely. So residual values are going to impact the TCO calculations and the financial implications for investing into an electric fleet, just as much as any of the other factors like fuel and maintenance. For us, we take a very conservative approach to residual values being that there is some technology uncertainty out there with fleet operators. They want to see and operate these vehicles for several years to understand where the battery is going to be at that point in time, understand how the powertrain is lasting. So that’s a big, important consideration that we’ve developed in modeling our TCO for our fleet customers. We expect that most fleet operators will actually operate their vehicles well beyond the initial five to seven year life that they typically operate diesel vehicles. So if you’re looking at a vocational customer or last mile customer, most of them are going to be operating them for five to seven years and then they’ll turn it over into a second life vehicle.

Dakota Semler:

What’s unique about our vehicles and about battery electric vehicles in general is that when a battery system actually fails warranty, it doesn’t mean that it stops working. So when we drop out of warranty, it means we retain less than 80% of the original rated state of charge. So if that means we had a 200 mile range, it means we dropped below 160 miles of usable range on the vehicle. Why that’s important is that vehicle can actually continue to operate for many years beyond that point. There are electric vehicles in operation, some of the earliest commercial vehicles that Rob built have been operating almost now for two decades, and that speaks volumes to the longevity of the powertrain and how it can be utilized in shorter routes or different areas where that vehicle may not have originally been used on its primary service life.

Dakota Semler:

Secondly, I want to highlight an aspect of our battery system that is truly unique and beneficial to fleet operators. Gio and Rob talked a little bit about the modularity. By having that modularity, we can actually swap out a single portion of the battery system. What that means is that we swapped out 25% of the pack, we can put in a new battery pack, our system will continue to operate.

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Ashish Gupta:

It looks like we lost Dakota’s audio.

Dakota Semler:

Not sure what happened there, but we can swap out a pack and get that vehicle to its original rated range, which is incredibly valuable for these fleet operators because then, they’re starting to think about vehicle lives that well exceed 10 years, maybe getting even up to 15, 20 years of life, which is unheard of when it comes to a diesel powertrain.

Ashish Gupta:

Great. Really appreciate the thoroughness of your answer there, Dakota. The next question is you’re exclusively aligning with last mile, which makes sense, but do you think longer haul routes are a viable shot angle for battery electric trucks?

Dakota Semler:

Yeah. Happy to chime in here and then let others fill in as well. I don’t want to dominate the questions too much, but when it comes to the range of the vehicles today, we’re capable of meeting a majority of the commercial vehicles that are on the road today. So if you look at class three through class eight, over 65% of the vehicles that are on the road or traveling those routes that are under 200 miles daily, so we’re really excited about that broad market. As battery technology continues to evolve, which happens every single year, we see improvements at the cell level of two to 3% that are compounding, we see improvements on our PAC side of things and engineering even greater than that. As that compounds, we believe electric vehicles will start to get into other longer range applications, but we want to be really practical about the realities of the infrastructure readiness.

Dakota Semler:

When you’re operating a vocational vehicle or last mile vehicle, they’re returning to the same base every single night. So there are vehicles that are operating even four or 500 miles a day that might return to that same base every single night. And we see those as realistic applications for electric vehicles in the medium term, but going from long haul, where you’re operating from point A to point B to point C and you need a public infrastructure, is something we see even further out in the horizon. The technology is not here to get to those higher-level ranges without creating a significant impact to the payload carrying capabilities of the vehicle. And it’s also because there’s not a high enough power infrastructure network out there to support that commercial vehicle landscape. So in short, we do see battery-electric vehicles getting into longer-range applications in the immediate future up to 300, even 400 miles, but not necessarily getting into those long-haul routes where you’re going from different locations where you need public charging infrastructure.

Rob:

And just to add to that, for a moment, range is not a luxury for our customers. Range is a business requirement. They know how much they need, and they know what they’re willing to pay for. More range than they need isn’t economically viable, and follow the money, simple rule of business. We are going after the fastest-growing and largest sector of commercial truck sales.

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Ashish Gupta:

Great. Can you please elaborate on future or potential fleet contracts with other companies? What is the total backlog order book for Xos?

Dakota Semler:

Yeah. So I’ll start with the second part of the question with just about our backlog, which is really all of our production for this year, as well as production for next year is contracted. And that is being built, as of right now, we’re going to deliver about 116 vehicles this year, as Kingsley alluded to, and then about 2000 vehicles next year. Going beyond that into 2023, those existing customers that have placed orders for our vehicles today, some of whom are already operating vehicles, have placed operational or optional orders into 2023. And that represents just over 4,000 units of production. So 2023 is not entirely filled out, but that’s something that we’ve come to expect. So, as Rob described earlier in the presentation, fleets generally procure on a 12-month procurement cycle. So they’re buying annually for their fleet needs next year.

Dakota Semler:

So it’s very uncommon for a fleet to be buying 3, 4, 5 years out. So as we get closer to 2023, we expect to continue to fill up those production allocations and build slots in addition to securing those optional orders, which are based upon milestones that we’ve already demonstrated in the field that the customers want to validate for themselves. So things like efficiency, vehicle range, uptime, serviceability are all aspects that those customers are looking to evaluate on the vehicles they’re testing now. And that’s stuff that we’ve engineered, tested, and validated for prior to delivery with those customers. But I think as we get closer to 2023, we’re not concerned about filling that demand and our production volumes. We already have interested customers that are looking at those production slots, but generally fleets are planning on procuring and taking delivery within that 12 to 18-month delivery cycle.

Ashish Gupta:

Great. There was also an aspect of the question, if you can elaborate on, I can’t really elaborate on future potential fleet contracts, but I guess maybe you could speak to some of the current existing large customers.

Dakota Semler:

We can elaborate on, on future potential contracts. We can speak to the customers today like UPS, FedEx, and a number of others. We haven’t mentioned. I think one of the things that Xos has really focused on in our business development and our sales activities with fleet customers is not really committing to a single individual fleet. Every fleet has vehicle needs right now for electric vehicles, particularly some of those larger parcel-delivery and e-commerce delivery players, but I’d say everyone right now is buying and purchasing vehicles because of the rampant growth of their business. We have really tried to plan out our production allocations such that we don’t over-commit to a single individual fleet and then have that fleet either be slower in taking deliveries or be slower in ramping up their infrastructure. So we can be flexible in supporting other customers. I’d say the biggest interest from us in the segments that we see as our fastest-growing segments are our parcel delivery.

Dakota Semler:

So that’s number one, parcel delivery has seen a rapid growth because of e-commerce, because of home delivery that occurred during a pandemic. And so most of the vehicles that are being built today are parcel delivery vehicles. Second to that is really the uniform rental business. So we actually spoke about this recently, but one of our customers, UniFirst, which is another actually they’re recently recognized as one of the most sustainable businesses by Barron’s, but they have almost 4,000 vehicles in their fleet, incredibly sophisticated fleet operator. And they’re really interested in ramping up their efforts and going electric as quickly as they can from a sustainability perspective, but also from a TCO perspective. And they’re not our only customer in that linen realm and uniform rental realm, we’re also working with Cintas and a few others that have really demonstrated their interest in this market.

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Dakota Semler:

And then lastly, I think the other big category that we’ve seen a tremendous amount of interest in is in food and beverage delivery. So today we’ve been working with a few different fleets in this category, some grocery operators, some beer companies, but they also operate in that last mile, very short delivery range. Some cases, our customers actually in food and beverage might only be doing 40–50 miles a day. So it’s an ideal route case for going electric where there’s lots of idling. There’s generally a reefer load that’s operating throughout the entire day of that vehicle.

Dakota Semler:

So it becomes a perfect utilization case and improves their maintenance and maintenance schedules, really from day one. So it’s really that order. I alluded to some of the fleets in each of those different categories, but parcel delivery, linen and uniform rental, and then food and beverage. And then obviously all of the other vocational fleets, LTL, FTL, truckload fleets, and middle-mile distribution and drayage fleets are, I’d say kind of the fourth category. And there’s a lot of interest in those segments and those categories as well. But we’re seeing immense interest in the first three that I was speaking about.

Kingsley Afemikhe:

And then, if I may just add on, Ashish, what we’re also seeing is a great geographical spread of demand. So if you have trucks in the road at the moment in California, in Illinois, and in Texas, and over the next 12 to 18 months, we will deliver the trucks in the northeast and the southeast of the country, right across the range of different states. And we have orders in Canada and Mexico that will be meeting the next 12 to 18 months as well. So what we’re seeing across different sectors and different geographies fleet managers are realizing fleet owners are realizing that the zero emission solution has had today. And Xos, this is very much leading in the forefront for that.

Ashish Gupta:

So I guess this question spawned a question from somebody in LA, not sure when you can speak to it here, but we’ve noticed some Amazon Trucks, Xos Amazon trucks around LA, can you provide me insight into this partnership?

Dakota Semler:

Can’t speak to anything there, vehicles are on the road, operating with a variety of different customers, but I can’t speak to anything about the LA question.

Ashish Gupta:

Okay. What are your thoughts regarding longer-term evolution of your battery technology? What will the operating cycle look like for it?

Dakota Semler:

So, Rob, I think you should probably take this since you’ve been the architect here.

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Rob:

Yeah. I mean, batteries, people have been saying, “Oh, I’m waiting for the right battery. I’m waiting for a better battery.” Well, there’s always going to be better batteries, but the battery hasn’t been gating for the economic case for several years now for these commercial vehicles. Though it’s not a matter of waiting, it’s a matter if we have something that is compelling and allows for a lifespan and a use case that is compelling to our initial customers. And as the batteries get better, we go from compelling to disruptive. So the real competition, after all, is the diesels, that’s what owns the majority of the market. And as we go forward and as the batteries improve, we know we have won when they go from being electric trucks to just trucks and people feel it’s worth calling out the fact that one might actually have a diesel engine instead of an electric.

Ashish Gupta:

Great. Would you expect to have trucks used in vocational environments like mining or quarries?

Rob:

Of course.

Dakota Semler:

Yeah. Absolutely. So we already have customer interests and some contracted customers in certain aspects of the vocational side of the business, not specifically mining or quarries, but construction equipment vehicles, mixer vehicles that are utilizing similar rigorous environments, some off highway components, some on highway component, but ultimately lots of debris, lots of other vibration and shock loading that our battery’s been engineered and designed for. And vocational customers are actually a perfect customer. So they’re very relatable to that Lumis use case in which they’re idling potentially up to 50% of their drive cycle daily. So they might be idling six to eight hours a day. And that’s where diesel vehicles have immense maintenance problems. When we were operating our fleet in the early DPF systems came out, and then eventually the SCR systems, we had incredible issues with keeping trucks on the road. We were parking trucks once a week just to recharge our SCR systems to do DPF fluid refills.

Dakota Semler:

And so for vocational operators, they see immediately a savings not just on the fuel, and energy costs, but on their maintenance savings. If you have to park a vehicle once a week, or once every two weeks, you immediately have to grow the size of your fleet just to support your existing operations. And so for those vocational operators, being able to idle for hours on end, without any degradation or any significant degradation to the battery pack to the powertrain or to the chassis of the vehicle, that’s a very valuable proposition that these construction operators, building materials, delivery companies, any application where there’s going to be a PTO or a power takeoff unit, they’re really excited about electric.

Ashish Gupta:

Great. We’re going to try to wrap up the last couple of questions here since we’re over the hour, when will the transaction close?

Kingsley Afemikhe:

Sure, I think I can take that one. So we will close the transaction in Q3 of this year. We’re really excited by that, we’re in the process with the SEC. And I’ll talk a little bit about why we did this transaction and why we were so excited about our partners, NextGen. So last year, when we were looking at potential funding options, what we knew is that we have proven technology addressing a large market with a team that we feel is very strong, with trucks on the roads today, and line of sight to increase in revenue over this year and next year. And then secondly, we were excited by the opportunity to fully fund our business plan on an equity basis through from now to 2025.

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Kingsley Afemikhe:

So the funds were raised in this transaction will fully fund our business, we will not require any further equity investments in the business. And that’s very exciting for us because we see the market. We see the customer attraction, having that capital gives us flexibility to be nimble and deploy our vehicles for our customers.

Kingsley Afemikhe:

Finally, what we found with our partners in NextGen is terrific, terrific partners. They’re led by George Mattson, who set up and ran the industrials group at Goldman Sachs, where he was a partner and Gregory Summe who was CEO and chairman of PerkinElmer, and worked at Carlyle and GE, both of them like me are engineers that run off into finance and have deep deep experience in scaling companies and industrials. George did the UPS IPO in the 90s. So having the opportunity to work with people of that caliber, George, who’s joining our board post the transaction, really, really exciting. And they’ve been very active in supporting the business and those business developments and advising us as we scale. So we’re ready for this next chapter, we’re excited for this next chapter, and we have the right partners with us in this journey.

Ashish Gupta:

Great. Can you talk a little bit about your maintenance network?

Dakota Semler:

Yeah. So our maintenance network is really made up of a collection of different partners that we saw as leaders in this industry, from our own experience operating fleets, as well as from some of the customer feedback that we received. So we first started partnering with Dickinson Fleet Services, which is the largest independent mobile maintenance network nationwide. They have about 700 technicians and service vehicles around the country, and they’ve been supporting our vehicles on the road for several years now. So vehicles, as Kingsley mentioned, in Midwest, in California, here, as well as other locations throughout the country. And we’ve recently started announcing and talking about some of our other distribution and service partners in specific regional areas. So Thompson Truck Centers is one of those groups based in the Southeast. They’re going to help us cover Nashville and surrounding Tennessee area, as well as our partners at Lone Star who are going to help us cover some of the Texas region and some of those other areas in Southeast.

Dakota Semler:

And why we see that as important is this is not a passenger electric vehicle. Fleet operators predicated their success on keeping their vehicles up and operational. So we needed to have a robust network from day one, as soon as we started deploying and delivering vehicles that could service and support those vehicles, key parts inventory, and make sure that if there ever is an unplanned service event, we had somebody in the field that could go and respond immediately. We’re going to be announcing some additional partners in the near future. We’re excited about how that actually covers some other areas of the country. So we’ll be able to provide not just nationwide support with Dickinson, but also regionally-specific work with parts inventory and with some other technical specialties and help with deploying charging infrastructure in those areas. So we’ve really tried to develop a broad array of partners to make sure that fleets have the peace of mind that the existing service partners of theirs are going to be supporting them when they deploy excess electric vehicles.

Ashish Gupta:

Great, lot of fantastic questions and want to really think everybody, for joining us today. And before I turn it to Dakota for closing remarks, I want to thank everyone on the line for their participation, a special thanks to the Xos team. And, of course, Dan Ives for hosting the event. Dakota, any closing remarks?

Dakota Semler:

Yeah, thanks Ashish. First and foremost, I just want to take the time to thank Dan Ives from Wedbush, really appreciate your insightful questions and joining us today for this De-SPAC backing seminar. And then I’d like to thank ICR as well as all the participants for joining today. We appreciate the very thoughtful questions, and I think they speak to excess, to strategy, and how we’ve built this business around supporting commercial fleet customers. We were fleet operators ourselves. And so that’s how we’re focused on solving this portion of the industry is building solutions that are going to be compelling, that are going to be valuable, and that are going to encourage fleet operators to make this switch and transition to zero-emissions commercial vehicles quicker than they already expected. So appreciate everybody’s time today. Thank you again for joining and hope everybody has a great rest of your week, and we look forward to keeping you abreast of updates here at Xos in the near future.

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IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This document relates to a proposed transaction between Xos, Inc. (“Xos”) and NextGen Acquisition Corporation (“NextGen”). This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. In connection with the proposed transaction, NextGen filed a registration statement on Form S-4 with the SEC on May 14, 2021, as amended by Amendment No. 1 to the registration statement filed on Form S-4 with the SEC on June 25, 2021, which includes a document that serves as a prospectus and proxy statement of NextGen (the “proxy statement/prospectus”). The proxy statement/prospectus will be sent to all NextGen shareholders. NextGen also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of NextGen are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by NextGen through the website maintained by the SEC at www.sec.gov.

The documents filed by NextGen with the SEC also may be obtained free of charge at NextGen’s website at https://www.nextgenacq.com/investor-info.html#filings or upon written request to 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431.

Participants in the Solicitation

NextGen and Xos and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NextGen’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus. You may obtain a free copy of this document as described in the preceding paragraph.

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Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Xos and NextGen. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NextGen’s securities, (ii) the risk that the transaction may not be completed by NextGen’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NextGen, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of NextGen, the availability of the minimum amount of cash available in the trust account in which substantially all of the proceeds of NextGen’s initial public offering and private placements of its warrants have been deposited following redemptions by NextGen’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Xos’ business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Xos and potential difficulties in Xos employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Xos or against NextGen related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of NextGen’s securities on a national securities exchange, (xi) the price of NextGen’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which NextGen plans to operate or Xos operates, variations in operating performance across competitors, changes in laws and regulations affecting NextGen’s or Xos’ business, Xos’ inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive electric vehicle industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NextGen’s registration statement on Form S-1 (File No. 333-248921), the registration statement on Form S-4 discussed above, the proxy statement/prospectus included therein and other documents filed or that may be filed by NextGen from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Xos and NextGen assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Xos nor NextGen gives any assurance that either Xos or NextGen, or the combined company, will achieve its expectations.

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